FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of September, 2005.

Commission File Number 0-30456

                            Chartwell Technology Inc.
                 (Translation of registrant's name into English)

                         Suite 400, 750 - 11th Street SW
                                Calgary, Alberta
                                 Canada T2P 3N7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        signed "Don Gleason"
                                        ---------------------------------------
                                        Don Gleason, CFO


Date:  October 19, 2005



                                 EXHIBIT INDEX
                                 -------------

1.   Press Release dated September 13, 2005

2.   Press Release dated September 14, 2005

3.   Press Release dated September 22, 2005

4. Chartwell Technology Inc. Interim Consolidated Financial Statements for the Three and Nine Months Ended July 31, 2005

5. Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2005 and 2004.

                                                                       EXHIBIT 1

                                [CHARTWELL LOGO]



                C h a r t w e l l   T e c h n o l o g y   I n c .

PRESS RELEASE


              CHARTWELL TO RELEASE 3rd QUARTER FINANCIAL RESULTS ON
             SEPTEMBER 14, 2005 FOLLOWED BY AN ANALYST/SHAREHOLDER
                                CONFERENCE CALL


Chartwell Technology Inc.                                                TSX:CWH


Calgary, Canada, September 13, 2005, Chartwell Technology Inc. (TSX:CWH), announces that its third quarter financial results will be released after market hours on September 14, 2005. A conference call for analysts and shareholders is scheduled for 5:00 p.m. EST on Wednesday, September 14, 2005.

To participate in the call please dial the appropriate number less than five minutes prior to the call's commencement. You will be requested to provide your name, telephone and corporate affiliation (if applicable).

Date: September 14, 2005

Time: 5:00 p.m. EST

International or local (Toronto) access:  416-695-9707  Toll-free North America:
1-800-565-0813

Audio playback will be available after the call and will remain accessible until September 29, 2005.

Instant replay access information

Local access: 416-695-5275Toll-free access: 1-888-509-0082


ABOUT CHARTWELL

Chartwell Technology Inc. specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.


Chartwell invites you to preview our company and gaming applications at www.chartwelltechnology.com

For further information, please contact:

Chartwell Technology Inc.
David Bajwa, Investor Relations
(877) 669-4180 or (604) 669-4180
info@chartwelltechnology.com


           The TSX does not accept responsibility for the adequacy or accuracy of this release.


   Safe Harbor Statement under the Private Securities Litigation Reform Act of
     1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

                                                                       EXHIBIT 2

                                [CHARTWELL LOGO]

                C h a r t w e l l   T e c h n o l o g y   I n c .


PRESS RELEASE

               CHARTWELL ANNOUNCES FINANCIAL RESULTS FOR THE THREE
                   MONTHS AND NINE MONTHS ENDED JULY 31, 2005
  - Revenue growth of 25.3%, EBITDA of $1,180K, Net Income of $0.04 per share -


Chartwell Technology Inc.                                               TSX: CWH


Calgary, Canada, September 14, 2005, Chartwell Technology Inc. (TSX:CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces unaudited financial results for the three and nine months ended July 31, 2005.

Highlights of the quarter included:

     o Total revenue of $4,508K compared with $3,598K during the same period in 2004;
     o Software license fees of $4,028K compared to $3,393K during the same period in 2004;
     o Operating margins (revenues less operating expenses) of 26.2% compared to 39.3% during the same period in 2004;
     o EBITDA (earnings before interest, taxes, depreciation and amortization) of $1,180K compared to $1,536K during the same period in 2004;
     o Net income of $728K or $0.04 per diluted share compared with net income of $1,210K or $0.07 per diluted share during the same period in 2004;
     o    Total assets of $32.3M compared to $12.9M in the same period of 2004;
     o    Eleventh consecutive quarter of profitability.


"I am pleased to announce another solid quarter of results", states Don Gleason, Chief Financial Officer. "Despite increased operating expenses associated with the acquisition of Micropower Corporation and a weakening in foreign currency markets resulting in a foreign exchange loss, we were able to deliver another quarter of profitable growth. For the remainder of the year we will maintain our focus on profitability, diversifying our revenue and investing in key areas of our business."

THREE MONTHS ENDED JULY 31, 2005

Compared to the same period of 2004, total revenue increased by 25.3%, software license fees increased by 18.7% and software set-up fees increased by 88.9%.

Total revenue increased to $4,508K from $3,598K in the comparative quarter of 2004. Software license fees, which represent approximately 89.3% of total revenue, increased to $4,028K from $3,393K in the comparative quarter of 2004.

Total operating expenses, which include foreign currency gains and losses, increased to $3,328K from $2,183K in the comparative quarter of 2004. Due to a significant decline in the EURO compared to the Canadian dollar and the corresponding translation of the Company's EURO based accounts receivable and monetary assets the Company incurred a foreign currency loss of $338K. Excluding the impact of the foreign currency loss the increase in operating expenses is within plan and continues to reflect the Company's investment program which began in fiscal 2004 and is continuing in fiscal 2005. Software development and support and sales and marketing continue to be the principal beneficiaries of this investment program. Reflecting the increased headcount to support the Company's product development initiatives, software development and support expenses increased by 49.6% to $1,754K compared to $1,172K in the comparative quarter of 2004. Sales and marketing expenses increased by 9.4% to $488K compared to $447K in the comparative quarter of 2004. General and administrative ("G&A) expenses increased by 31.8% to $418K compared to $317K in the comparative quarter of 2004.

The increased expenditure level in operating expenses is expected to continue throughout the remainder of the year in order to sustain and fuel continued growth.

EBITDA decreased by 23.2% to $1,180K from $1,536K in the comparative quarter of 2004. This decrease was due to a foreign exchange loss and stock based compensation expense. There was no stock based compensation expense in the comparative period of 2004.

Net income decreased by 39.8% to $728K compared to $1,210K in the comparative period of 2004. The decrease in net income is the result of lower EBITDA and an increase in tax expense to $452K compared to $204K in the comparative quarter of 2004. The decrease in diluted earnings per share to $0.04 from $0.07 is the result of lower net income and an increase in the Company's issued shares resulting from the December private placement and the dilutive effect of stock options.

NINE MONTHS ENDED JULY 31, 2005

Compared to the same nine month period of 2004, total revenue increased by 51.5%, software license fees increased by 52.9%, EBITDA increased by 72.0%, operating margins increased to 37.9%, net income increased by 23.0% and earnings per share diluted remained constant at $0.16.

Total revenue increased to $13,200K from $8,711K in the comparative nine-month period in 2004. License fees increased by 52.9% to $12,279K from $8,031K in the comparative nine-month period of 2004.

Total operating expenses increased by 38.2% to $8,203K from $5,935K in the same period of 2004. SWD expense increased by 38.3% to $4,399K compared to $3,180K in the same period of 2004. Sales and marketing expenses increased by 47.6% to $1,639K compared to $1,111K in the same period of 2004. G & A expenses increased by 21.4% to $1,103K compared to $1,403K in the same period of 2004.

EBITDA increased by 72.0% to $5,016K compared to $2,916K in the same period of 2004.

Net income increased by 23.0% to $3,149K compared to $2,560K in the same period of 2004. Diluted EPS was $0.16 per share for the nine months ended July 31, 2005 and the comparative period of 2004.

BALANCE SHEET STRENGTH

The Company continued to strengthen its balance sheet through positive cash generation and strong earnings performance. At July 31, 2005, the Company's total assets increased to $32,254K and working capital increased to $21,806K. The Company had no debt and an aggregate cash balance, including short-term investments, of $19,871K.

Cash provided by operations was $2,867K for the nine months ended July 31, 2005 compared $2,445K in the comparative period of 2004. For the three months ended July 31, 2005 cash used in operations was ($82K) compared to cash provided by operations in the comparative period of 2004 of $1,306K. The decrease in the current quarter was primarily attributable to an increase in accounts receivable. Cash provided by financing was $11,161K and $341K for the nine and three months ended July 31, 2005 compared to $758K and $134K in the comparative periods of 2004. Cash used for investing activities was ($16,063K) for the nine months ended July 31, 2005 compared to ($2,328K) in the comparative period of 2004. For the three months ended July 31, 2005, cash provided by investing activities was $738K compared to cash used in investing activities of ($290K) in the comparative period of 2004. Investing activities consisted of the purchase and redemption of short-term investments, the purchase of property and equipment and the purchase of intellectual property resulting from the Micropower Corporation acquisition.

                  CHARTWELL ANNOUNCES NORMAL COURSE ISSUER BID


Chartwell's Board of Directors has authorized the Company to make a normal course issuer bid. Purchases under the bid may commence following receipt of regulatory approvals and will terminate within one year after commencement.

Chartwell's share purchase program authorizes the Company to purchase up to 950,000 common shares, representing less than 5 per cent of the issued common shares. There are currently 19,039,137 common shares issued and outstanding. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange and at the market price at the time of purchase. The common shares purchased by Chartwell during the course of the normal course issuer bid will be cancelled.

Chartwell and its Directors believe that the Company's common shares have been trading at prices that do not reflect the underlying value of the Company. As a result, the Company believes that its common shares are a good investment at recent prices.

A conference call for analysts and shareholders is scheduled for 5:00 p.m. EST on Wednesday, September 14, 2005. To participate in the call please dial the appropriate number less than five minutes prior to the call's commencement. You will be requested to provide your name, telephone and corporate affiliation (if applicable).

Date: September 14, 2005
Time: 5:00 p.m. EST
International or local (Toronto) access:  416-695-9707  Toll-free North America:
1-800-565-0813

Audio playback will be available after the call and will remain accessible until September 29, 2005.

Instant replay access information
International or local (Toronto) access:  416-695-5275  Toll-free North America:
1-888-509-0082

ABOUT CHARTWELL

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.


     For further information, please contact: Chartwell Technology Inc.

   Don Gleason, Chief Financial Officer        David Bajwa, Investor Relations
   (877) 261-6619 or (403) 261-6619            (877) 669-4180 or (604) 669-4180
   dgleason@chartwelltechnology.com            info@chartwelltechnology.com


         The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


   Safe Harbor Statement under the Private Securities Litigation Reform Act of
     1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

                                                                       EXHIBIT 3

                                [CHARTWELL LOGO]

                C h a r t w e l l   T e c h n o l o g y   I n c .


PRESS RELEASE


             NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Chartwell Technology Inc.                                               TSX: CWH


Calgary, Alberta, Canada, September 22, 2005, Chartwell Technology Inc. ("Chartwell" or the "Corporation") (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry announced today that it has filed with the Toronto Stock Exchange a notice of its intention to make a normal course issuer bid for its common shares ("Common Shares") through the facilities of the Toronto Stock Exchange (the "Notice"). The shares will be purchased for cancellation.

Chartwell may, during the twelve-month period commencing September 26, 2005 and ending on September 25, 2006, purchase on the Toronto Stock Exchange up to 970,000 Common Shares, being approximately 5% of the issued and outstanding Common Shares in the share capital of Chartwell. The price that Chartwell will pay for any such Common Shares will be the market price at the time of acquisition and any Common Shares purchased under the normal course issuer bid will be cancelled. The actual number of Common Shares that may be purchased and the timing of any such purchases will be determined by Chartwell. As of the date hereof, there are 19,401,139 Common Shares of Chartwell issued and outstanding.

Chartwell considers the normal course issuer bid to be in the best interest of the Corporation and its shareholders. Chartwell believes that there may be times over the course of the year when its Common Shares may trade in a price range that does not adequately reflect their value in relation to Chartwell's business and its future business prospects. As a result, depending on future price movements and other factors, Chartwell believes that its outstanding Common Shares may represent an attractive investment and a desirable use of a portion of its available funds.

A copy of the Notice may be obtained by any shareholder of Chartwell, without charge, by contacting Chartwell's head office.

ABOUT CHARTWELL

Chartwell specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview our company and gaming applications at www.chartwelltechnology.com


For further information, please contact:

Chartwell Technology Inc.                     Chartwell Technology Inc.
Darold Parken, President and CEO              David Bajwa, Investor Relations
(877) 261-6619 or (403) 261-6619              (877) 669-4180 or (604) 669-4180
dhp@chartwelltechnology.com                   info@chartwelltechnology.com


           The TSX does not accept responsibility for the adequacy or accuracy of this release.



   Safe Harbor Statement under the Private Securities Litigation Reform Act of
     1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

                                                                       EXHIBIT 4

                                [CHARTWELL LOGO]


                            CHARTWELL TECHNOLOGY INC.
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2005

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Balance Sheets
(unaudited)


----------------------------------------------------------------------------------------------
                                                                  July 31,        October 31,
                                                                      2005               2004
----------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                        3,960,392       $  5,995,863
     Short term investments                                     15,911,075          3,318,286
     Accounts receivable                                         4,244,218          1,916,309
     Deferred set-up expense                                       206,423             58,585
     Prepaid expenses and deposits                                 320,245            230,632
     Notes receivable                                              131,133            117,873
     Future income tax asset (note 5)                               33,863            115,000
----------------------------------------------------------------------------------------------
                     Total Current Assets                       24,807,349         11,752,548

Due from related parties (note 7)                                  155,685            178,961
Property and equipment                                           1,151,794            431,824
Deferred software development costs                                431,413            607,900
Deferred set-up expense                                            175,158             68,186
Notes receivable                                                   180,573            180,573
Future Income tax asset (note 5)                                   731,547            929,964
Goodwill (note 2)                                                2,749,317            811,666
Intangible assets (note 2)                                       1,870,443                  -
----------------------------------------------------------------------------------------------
                                                              $ 32,253,279       $ 14,961,622
==============================================================================================
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                    $ 878,591          $ 708,900
     Income tax payable                                          1,304,655                  -
     Due to Honeycomb Holdings Limited (note 2)                    499,684                  -
     Current portion of obligations under capital lease             16,296             15,640
     Deferred revenue                                              301,794            478,952
----------------------------------------------------------------------------------------------
                   Total Current Liabilities                     3,001,020          1,203,492

Deferred revenue                                                   396,725            615,748

Due to Honeycomb Holdings Limited (note 2)                         734,280                  -

Obligations under capital lease                                      8,488             20,793

Shareholders' equity:
     Share capital (note 3 (b))                                 27,886,600         16,502,188
     Contributed surplus (note 4)                                  912,441            102,572
     Accumulated deficit                                          (686,275)        (3,483,171)
----------------------------------------------------------------------------------------------
                  Total Shareholders' Equity                    28,112,766         13,121,589
----------------------------------------------------------------------------------------------
                                                              $ 32,253,279       $ 14,961,622
==============================================================================================



See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Income and Deficit
(unaudited)


---------------------------------------------------------------------------------------------------------------
                                                 Three months ended July 31,       Nine Months ended July 31,
                                                    2005             2004               2005            2004
---------------------------------------------------------------------------------------------------------------
Revenue:
     Software license fees                     $ 4,027,705      $ 3,392,556       $ 12,279,007     $ 8,031,217
     Software set-up fees                          347,886          184,168            587,419         589,611
     Interest and other                            132,228           20,867            333,286          90,233
---------------------------------------------------------------------------------------------------------------
                                                 4,507,819        3,597,591         13,199,712       8,711,061

Expenses:
     Software development and support            1,753,896        1,172,293          4,398,674       3,179,887
     Sales and marketing                           488,285          446,531          1,639,301       1,110,639
     General and administrative                    417,829          316,974          1,102,982       1,403,150
     Stock-based compensation                      197,652                -            406,145               -
     Depreciation and amortization                  53,889          103,493            157,631         191,457
     Amortization of deferred software
          development costs                         58,829           39,219            176,487          39,219
     Amortization of intangible assets              18,973                -             18,973               -
     Foreign currency loss (gain)                  338,169          104,905            303,295         (14,289)
     Contracts acquired on acquisition                   -                -                  -          25,000
---------------------------------------------------------------------------------------------------------------
                                                 3,327,522        2,183,415          8,203,488       5,935,063

Income from operations                           1,180,297        1,414,176          4,996,224       2,775,998

Income taxes:
     Current income tax expense                    653,277          494,705          1,304,655         971,645
     Future income tax expense (recovery)         (201,133)        (290,430)           543,026        (755,860)
---------------------------------------------------------------------------------------------------------------
                                                   452,144          204,275          1,847,681         215,785

Net income                                         728,153        1,209,901          3,148,543       2,560,213

Deficit, beginning of period                    (1,414,428)      (7,118,183)        (3,483,171)     (7,504,952)
Stock based compensation (note 1)                                         -           (351,647)              -
---------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $  (686,275)     $(5,908,282)      $   (686,275)    $(4,944,739)
===============================================================================================================

Net income per share:
     Basic                                     $      0.04      $      0.08       $       0.18     $      0.18
     Diluted                                   $      0.04      $      0.07       $       0.16     $      0.16
---------------------------------------------------------------------------------------------------------------

Weighted-average shares basic                   18,507,592       14,524,388         17,976,172      14,039,076
Weighted-average shares diluted                 20,056,064       16,742,739         19,633,964      16,110,428



See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Cash Flows
(unaudited)


------------------------------------------------------------------------------------------------------------------
                                                        Three months ended July 31,     Nine Months ended July 31,
                                                            2005           2004           2005            2004
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Funds from operations:
        Net income                                      $   728,153    $ 1,209,901     $ 3,148,543   $ 2,560,213
        Depreciation and amortization                        53,889        103,488         157,631       191,457
        Amortization of deferred software
              development costs                              58,829         39,219         176,487        39,219
        Amortization of intangible assets                    18,973              -          18,973             -
        Stock-based compensation                            197,652              -         406,145             -
        Notes receivable                                     (4,468)             -         (13,260)            -
        Due from related parties                                  -              -          29,907             -
        Interest income capitalized                          (2,312)        (2,181)         (6,631)       (6,268)
        Contracts acquired on acquisition                         -              -               -        25,000
        Future income tax expense (recovery)               (201,133)       204,275         543,026       215,785
------------------------------------------------------------------------------------------------------------------
                                                            849,583      1,554,702       4,460,821     3,025,406

     Change in non-cash working capital:
        Accounts receivable                              (1,158,086)        (6,321)     (2,327,909)     (186,633)
        Due from related parties                                  -              -               -        20,000
        Deferred set-up expense                            (176,350)        16,763        (254,810)       65,633
        Prepaid expenses and deposits                       (21,719)        (2,424)        (89,613)      (58,554)
        Deferred revenue                                   (386,882)       (80,338)       (396,181)     (359,979)
        Accounts payable and accrued liabilities            158,442       (176,038)        169,691       (61,245)
        Income tax payable                                  653,277              -       1,304,655             -
------------------------------------------------------------------------------------------------------------------
                                                           (931,318)      (248,358)     (1,594,167)     (580,778)
------------------------------------------------------------------------------------------------------------------
                                                            (81,735)     1,306,344       2,866,654     2,444,628

Financing:
     Issue of shares for cash                               340,317        138,821      11,921,622       726,425
     Share issue costs                                        4,172              -        (748,605)            -
     Repayment of lease obligations                          (3,936)        (4,748)        (11,649)       31,225
------------------------------------------------------------------------------------------------------------------
                                                            340,553        134,073      11,161,368       757,650

Investments:
     Redemption (purchase) of short term investments      2,878,810        (16,773)    (12,592,789)   (1,566,691)
     Purchase of property and equipment                    (461,284)      (273,387)       (877,601)     (586,072)
     Deferred software development costs                          -              -               -      (175,000)
     Business acquisition (note 2)                       (1,680,128)             -      (2,593,103)            -
------------------------------------------------------------------------------------------------------------------
                                                            737,398       (290,160)    (16,063,493)   (2,327,763)

Increase (decrease) in cash                                 996,216      1,150,257      (2,035,471)      874,515

Cash, beginning of period                                 2,964,176      3,189,378       5,995,863     3,465,120
------------------------------------------------------------------------------------------------------------------
Cash, end of period                                     $ 3,960,392    $ 4,339,635     $ 3,960,392   $ 4,339,635
==================================================================================================================
Supplemental cash flow information:
     Interest received                                  $    29,630    $    18,685     $   311,971   $    83,964
     Interest paid                                              376            391           1,287         1,514
==================================================================================================================


See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2005
(unaudited)
--------------------------------------------------------------------------------


1.   Significant accounting policies:

     These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies that were used for the consolidated financial statements for the year ended October 31, 2004. Certain prior period figures have been reclassified for consistency of presentation. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004.

     Stock based compensation:

     Effective November 1, 2004, Chartwell Technology Inc. (the "Company") retroactively adopted, without restatement, the new Canadian accounting standards for stock based compensation to employees and directors. In accordance with these standards, the Company recognizes, at the grant date, the compensation cost of stock options granted to employees and directors, measured at fair value and expensed over the option vesting period, with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Company has recorded an adjustment of $351,647 to beginning deficit at November 1, 2004 to reflect the cumulative effect of the value of the options granted to employees and directors from November 1, 2002 to October 31, 2004. The Company also recorded a reduction to contributed surplus of $132,851 representing the fair value of options exercised in the nine months ended July 31, 2005. The fair value of stock options granted to consultants are being expensed on a straight line basis over the vesting period of the option grant.

2.   Business acquisition:

     Effective May 20, 2005, the Company acquired all of the issued and outstanding shares of Micropower Corporation Limited ("Micropower") for US$3,000,000 consisting of US$2,000,000 of cash and US$1,000,000 of payables due to Honeycomb Holdings Limited ("Honeycomb"), the parent company of Micropower. The unpaid amount is payable based on certain future milestones and events which are expected to occur by the end of fiscal 2006. In addition, transaction costs of Cdn$115,634 were incurred and allocated to the purchase price.

     Included in the share purchase agreement with Micropower is contingent consideration payable to Micropower based on the successful negotiation and closing of sales agreements with customers that Micropower was in negotiations with at the time of the acquisition. The contingent consideration is equal to a maximum of 55,000 shares of the Company to be issued to Honeycomb based on securing certain revenue contracts. In addition, nine seventeenths (9/17) of any payments received from specified customers would be due to Micropower. Since the likelihood of the specified customers entering into such agreements cannot be determined beyond a reasonable doubt, the contingent consideration has been valued at nil consideration. As sales agreements are entered into with the specified customers, the associated share issuances and cash payments will be recorded as additional costs of the acquisition at that time.

     The acquisition has been accounted for using the purchase method and the results of operations are included in the consolidated statement of income from the date of acquisition.

     ===========================================================================
     Fair value of net assets acquired:                                  Cdn $
     ---------------------------------------------------------------------------
     Non-cash working capital                                       $   (16,772)
     Capital assets                                                      51,664
     Customer contracts                                                 281,045
     Intellectual property                                            1,608,371
     Goodwill                                                         1,937,651
     ---------------------------------------------------------------------------
                                                                    $ 3,861,959
     ===========================================================================
     Consideration:
         Cash                                                       $ 2,486,225
         Due to Honeycomb Holdings Limited                            1,260,100
         Transaction costs                                              115,634
     ---------------------------------------------------------------------------
                                                                    $ 3,861,959
     ===========================================================================

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2005
(unaudited)
--------------------------------------------------------------------------------


3.   Share capital:

     (a)  Authorized:

     100,000,000 common shares without par value.

     (b)  Issued and outstanding:

      -------------------------------------------------------------------------------------------
                                                             Number of Shares            Amount
      -------------------------------------------------------------------------------------------
      Balance, October 31, 2004                                 16,022,966           $ 16,502,188
      Issued for cash on Private Placement financing             2,365,592             11,000,002
      Issue costs                                                        -               (748,605)
      Income tax effect of issue costs                                   -                263,472
      Compensation options issued to Underwriters                        -               (184,928)
      Issued for cash on exercise of stock options                 632,612                921,620
      Contributed surplus of options exercised                                            132,851
      -------------------------------------------------------------------------------------------
      Balance, July 31, 2005                                    19,021,170           $ 27,886,600
      -------------------------------------------------------------------------------------------


     The weighted average number of shares outstanding for the quarter was 18,507,592 (2004 - 14,524,388). Diluted shares of 20,056,064 (2004 -
     16,742,739) reflect the dilutive effect of the exercise of outstanding options.

     (c)  Continuity of options:

        -------------------------------------------------------------------------------
                                                      Number of       Weighted average
                                                       Options         exercise price
        -------------------------------------------------------------------------------
        Outstanding, October 31, 2004                 2,355,834            $ 1.49
        Granted                                         528,936            $ 8.05
        Exercised                                      (632,612)           $ 1.46
        Forfeited                                       (75,001)           $ 2.29
        -------------------------------------------------------------------------------
        Outstanding, July 31, 2005                     2,177,157           $ 3.06
        -------------------------------------------------------------------------------


4.   Contributed surplus:

     -----------------------------------------------------------------------------------------
     Balance, October 31, 2004                                                      $ 102,572
     Retroactive application of stock-based compensation expense                      351,647
     Stock-based compensation expense                                                 406,145
     Stock-based compensation expense of options issued to Underwriters               184,928
     Contributed surplus of options exercised                                        (132,851)
     -----------------------------------------------------------------------------------------
     Balance, July 31, 2005                                                         $ 912,441
     -----------------------------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2005
(unaudited)
--------------------------------------------------------------------------------


5. Future income tax asset:


     -----------------------------------------------------------------------
     Balance, October 31, 2004                                  $ 1,044,964
     Income tax effect of share issue costs                         263,472
     Future tax expense                                            (543,026)
     -----------------------------------------------------------------------
     Balance, July 31, 2005                                       $ 765,410
     -----------------------------------------------------------------------


6.   Segmented information:

     The Company has aggregated its Canadian, Belize and Malta operating segments into one reporting segment. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

                                                      Three months ended July 31
     2005                                  Malta         Canada        Belize         Total
     -----------------------------------------------------------------------------------------
     Software set-up fees                             $         -    $  347,886   $   347,886
     Software license fees               $ 181,203    $   564,634    $3,281,868   $ 4,027,705
     Total assets                        $ 228,459    $25,856,187    $6,168,633   $32,253,279
     =========================================================================================


                                                   Nine months ended July 31
     2005                                  Malta         Canada        Belize         Total
     -----------------------------------------------------------------------------------------
     Software set-up fees                             $         -   $   587,419   $   587,419
     Software license fees               $ 181,203    $   613,953   $11,483,850   $12,279,007
     Total assets                        $ 228,459    $25,856,187   $ 6,168,633   $32,253,279
     =========================================================================================


                                                   Three months ended July 31
     2004                                  Malta         Canada        Belize         Total
     -----------------------------------------------------------------------------------------
     Software set-up fees                             $        -     $  184,168   $   184,168
     Software license fees                            $   56,088     $3,336,468   $ 3,392,556
     Total assets                                     $7,256,042     $5,667,474   $12,923,516
     =========================================================================================

                                                   Nine months ended July 31
     2004                                  Malta         Canada        Belize         Total
     -----------------------------------------------------------------------------------------
     Software set-up fees                             $        -     $  589,611   $   589,611
     Software license fees                            $  168,395     $7,862,822   $ 8,031,217
     Total assets                                     $7,256,042     $5,667,474   $12,923,516
     =========================================================================================


7.   Related party transactions:

     For the quarter ended July 31, 2005, the Company incurred legal fees of $15,000 and consulting fees of $41,250 to certain directors and officers of the Company in the normal course of business. These transactions were paid in Canadian dollars and recorded in general and administrative and sales and marketing expenses. Amounts due from related parties of $155,685 consists of amounts due from certain Company officers, directors and employees. Of this amount $121,088 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

                                                                       EXHIBIT 5


                                [CHARTWELL LOGO]


                            CHARTWELL TECHNOLOGY INC.

   Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the three and nine months ended July 31, 2005 and 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2005 AND 2004.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the three and nine months ended July 31, 2005, dated July 14, 2005, should be read in conjunction with Chartwell Technology Inc.'s ("Chartwell" or the "Company") audited consolidated financial statements and the accompanying notes for the year ended October 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information relating to the Company is available on SEDAR at www.sedar.com under Chartwell Technology Inc. and on the Company's website at www.chartwelltechnology.com.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This  MD&A   contains   certain   forward-looking   statements,   which  reflect
Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance or achievements or other future events constitute forward-looking statements. Whenever possible, words such as "anticipate', "estimate", "may", "will", "should", "could", "expect", "plan", "intend", "believe", "estimate", or "potential" or similar words, have been used to identify these forward-looking statements.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.

Factors which could cause results or events to differ from current expectations include; among other things: the impact of government legislation; the impact of price competition; the ability of the Company to retain and attract qualified professionals; the impact of rapid technological and market change; loss of business or credit risk with current and prospective major customers; general industry and market conditions and growth rates; currency rate fluctuations and the impact of consolidations in the on-line gaming industry. Chartwell disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. No assurance can be given that actual results, performance or achievement expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes however that EBITDA is a useful supplementary measure as it provides indication of the results of Chartwell's typical business operations without regard to how these activities were financed or how these results were taxed. Chartwell's method of calculating EBITDA may differ from those of other companies, and accordingly EBITDA may not be directly comparable to measures used by other companies.

Cash flow is defined as cash flow from operations before changes in non-cash working capital items. Cash flow is not a recognized measure under GAAP. Management believes that cash flow is a useful supplementary measure as it provides an indication of cash flow generated by operations before working capital adjustments.

SUMMARY OF FINANCIAL RESULTS

Comparative Quarterly Operating Results (in thousands, except share data)

                              2005 Q3     2005 Q2      2005 Q1      2004 Q4     2004 Q3      2004 Q2       2004Q1       2003 Q4
Revenue
    License fees                4,028       3,630        4,622        3,237       3,393        2,699        1,939         1,847
    Set-up fees                   348         125          115          208         184          191          215           247
                           -----------------------------------------------------------------------------------------------------
                                4,376       3,755        4,737        3,445       3,577        2,890        2,154         2,094
    Interest                      132         122           78           44          21           26           44            22
                           -----------------------------------------------------------------------------------------------------
Total Revenue                   4,508       3,877        4,815        3,489       3,598        2,916        2,198         2,116

Operating Exp.
   Software dev. & sup.         1,754       1,319        1,325        1,238       1,172        1,006        1,002           405
   General & admin.               418         227          458          657         317          715          480           475
   Sales & marketing              488         551          600          303         447          289          291           187
   Stock-based comp.              198          91          118          103           -            -            -             -
   Deprec. & amort.                54          68           36           53         103           53           35            68
   Amort. of deferred
      software dev. costs          59          59           59           59          39            -            -            26
   Amort. of intangible            19           -            -            -           -            -            -             -
   FX (gain) loss                 338         (15)         (20)         247         105          (78)         (41)          211
                              -----------------------------------------------------------------------------------------------------
Total Operating Exp.            3,328       2,300        2,576        2,660       2,183        1,985        1,767         1,372

Operating Income                1,180       1,577        2,239          829       1,415          931          431           744

Taxes                             452         643          753         (631)        204          (33)          45          (630)
                           -----------------------------------------------------------------------------------------------------
Net Income                        728         934        1,486        1,460       1,211          964          386         1,374
                           =====================================================================================================
Earnings per share
    Basic                     $  0.04     $  0.05      $  0.09      $  0.10     $  0.08      $  0.07       $ 0.03        $ 0.10
    Diluted                   $  0.04     $  0.05      $  0.08      $  0.08     $  0.07      $  0.06       $ 0.03        $ 0.10
                           =====================================================================================================
EBITDA                        $ 1,180     $ 1,582      $ 2,256      $   897     $ 1,536      $   958       $  422        $  816

Total Assets                  $32,253     $29,328      $27,502      $14,962     $12,952      $11,864       $9,718        $9,219

L.T. Liabilities              $ 1,139     $   599      $   555      $   637     $ 1,121      $   730       $  890        $  984



OVERVIEW

Chartwell develops, markets, implements and supports gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's JAVA and Flash based software products and games are designed for deployment in gaming, entertainment and promotional applications. Chartwell does not operate a gaming site nor do we operate our clients' gaming sites.

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED JULY 31, 2005 COMPARED TO THREE AND NINE MONTHS ENDED JULY 31, 2004.

HIGHLIGHTS

Chartwell continued to realize top line growth in the three and nine months ended July 31, 2005 compared to the same periods of 2004. Total revenue increased to $4,508K and $13,200K compared to $3,598K and $8,711K; net income decreased to $728K and increased to $3,149K compared to $1,210K and $2,560K with diluted earnings per share of $0.04 and $0.16 compared to $0.07 and $0.16.

Although operating margins (defined as revenues less operating expenses) declined to 26.2% for the three months ended July 31, 2005 compared to 39.3% for the same period of 2004, operating margins increased for the nine-month period ended July 31, 2005 to 37.9% versus 31.9% for the same period of 2004. The quarter over quarter decline was due to the significant stock-based compensation expense and increase in foreign currency loss which were not experienced in Q3 2004

Chartwell also continued to strengthen its balance sheet in the nine months ended July 31, 2005. Cash and short-term investments increased to $19,871K compared to $9,314K at October 31, 2004 and working capital (defined as current assets less current liabilities) improved to $21,806K compared to $10,549K at October 31, 2004. The Company's strong cash position is the result of continued positive cash flow from operations and a private placement financing in December for net proceeds of $10,247K.

Effective May 20, 2005, Chartwell completed an acquisition Micropower Corporation Limited ("Micropower") for total consideration of approx. $3,900K. The purchase of Micropower allows Chartwell to more effectively compete in the market for online multi-player poker.

In fiscal 2005, the Company continues to invest in key areas of its business specifically related to product development and support and sales and marketing. To sustain and build for long term growth increased expenditures will continue to be necessary throughout fiscal 2005.

REVENUE

In the three and nine months ended July 31, 2005, total revenue increased by 25.3% and 51.5% to $4,508K and $13,200K compared to $3,598K and $8,711K in the same period of 2004. The growth in total revenue was attributable to both the growth in volumes from existing major licensees and to new customers who began generating revenue in the second and third quarters of 2005.

SOFTWARE LICENSE FEES

Software license fees continue to show year over year growth. Software license fees increased by 18.7% and 52.9% to $4,028K and $12,279K for the three and nine months ended July 31, 2005 compared to $3,393K and $8,031K in the same period of 2004. Substantially all of the Company's software licensing revenue is presently derived from our core Internet casino products.

SOFTWARE SET-UP AND DEVELOPMENT FEES

Software set-up and development fees increased by 88.9% to $348K from $184K for the three months ended July 31, 2005 and 2004, respectively. For the nine months ended July 31, 2005 and 2004, software set-up fees decreased slightly by 0.4% to $587K from $590K. Software set-up fees, as a percentage of total sales revenue, increased to 7.7% from 5.1% for the three months ended July 31, 2005 and 2004, while the ratio decreased for the nine months ended July 1, 2005 to 4.5% from 6.8% in the same period of 2004.

Incremental software set-up and development fees for the three months ended July 31, 2005 represent certain non-material amounts related to the recognition of deferred revenue on contracts that were terminated in the quarter. Chartwell had agreements with clients where those clients paid set-up fees upon contract commencement with the Company, but did not "go live" or contract any further business with the Company. Chartwell has effectively cancelled the agreements with these clients and has no further obligations to the customer, therefore triggering the recognition of the remaining deferred set-up fees in the quarter (rather than continuing to amortize them, given that the contract term was terminated).

We expect that software set-up fees will continue to represent a progressively smaller percentage of the Company's sales revenue as we continue to build our license fee component.

INTEREST & OTHER INCOME

Interest and other income increased by 533.7% and 269.4% to $132K and $333K in the three and nine months ended July 31, 2005, compared to $21K and $90K in the same period of 2004. The increase was attributable to significantly higher cash and investment balances resulting from increased cash flow from operations and the private placement in December 2004.

OPERATING EXPENSES

Total operating expenses increased by 52.4% and 38.2% to $3,328K and $8,203K for the three and nine months ended July 31, 2005 compared to $2,183K and $5,935K for the same period of 2004. Operating margins decreased to 26.2% from 39.3% for the three months ended July 31, 2005 and 2004 respectively. For the nine month periods ended July 31, 2005 and 2004, operating margins have increased to 37.9% versus 31.9%.

The 2005 results reflect the impact of expensing stock options commencing November 1, 2004 when there were no comparable expenses in the same period of 2004. Also, the 2005 results reflect a foreign exchange loss experienced in Q3 which resulted from the weakening of the Euro and US dollar, in which Chartwell contracts the majority of its revenue. The significant decline in the value of these currencies caused unrealized foreign exchange losses on the company's cash and accounts receivable that were outstanding in these foreign amounts.

The increase in operating expenses mainly reflects the impact of the Company's investment program which began in fiscal 2004 and is continuing in 2005 and which included operating expenses associated with the acquisition of Micropower. During the three and nine months ended July 31, 2005, increased expenses were incurred for continued development of new casino and soft games and our poker community, enhancements to our back-office system, project management and quality assurance and testing. This increased expenditure level is expected to continue in order to sustain growth.

SOFTWARE DEVELOPMENT & SUPPORT

Software development and support costs include compensation costs of software development, quality assurance, and customer implementation and support teams working on the continuing enhancement and support of our products as well as quality assurance and testing activities. These expenses also include independent contractors and consultants, recruitment costs, deferred set-up expenses and allocated operating expenses.

Software development and support costs increased by 49.6% and 38.3% to $1,754K and $4,399K for the three and nine months ended July 31, 2005 compared to $1,172K and $3,180K for the same period of 2004. Salaries and consulting fees continue to represent the largest expenditure area and accounted for 89.1% and 91.1% of total software development expenses for the three and nine months ended July 31, 2005. Salary and consulting expenses increased 70.6% in the three months ended July 31, 2005 compared to the same period of 2004 and increased by 40.8% over the previous quarter (Q2FY05). The increased salary expenses reflect the addition of approximately 34 development and technology related staff since November 1, 2004, of which 16 are the result of the acquisition of Micropower in May 2005.

As a percentage of revenue, software development and support expenses were 38.9% and 33.3% for the three and nine months ended July 31, 2005 compared to 32.6% and 36.5% % for the same period of 2004. Expenses are planned and in-line with the Company's growth strategies.

Due to the increasing demands for new gaming products and the Company's product development and support initiatives, we anticipate adding technical resources throughout the remainder of fiscal 2005, which will result in a corresponding increase in software development expenses.

SALES AND MARKETING

Sales and marketing expenses include compensation of sales and marketing personnel, advertising, trade shows, marketing materials and facility lease costs.

Sales and marketing expenses increased by 9.4% and 47.6% to $488K and $1,639K for the three and nine months ended July 31, 2005 compared to $447K and $1,111K for the same period of 2004. The increase is attributable to the additional sales and marketing headcount, which has grown from 3 to 5 over the comparative periods.

As a percentage of revenue, sales and marketing expenses remained fairly consistent at 10.8% and 12.4% for the three and nine months ended July 31, 2005 compared to 12.4% and 12.8% for the same period of 2004.

GENERAL AND ADMINISTRATIVE

General and administrative (G&A) expenses include the salaries and benefits for corporate personnel, legal and professional fees associated with the Company's public filings, annual audit fees and quarterly review fees, bad debt expenses and all costs associated with investor relations. Our corporate staff includes finance and accounting, investor relations, IT support and corporate administrative staff.

G&A expenses increased by 31.8% to $418K from $317K for the three months ended July 31, 2005 compared to the same period of 2004. Given the growth of the Company, additional infrastructure costs were required to support this growth including professional fees, office expenses, administration, etc. It is expected that with the planned increase in the number of technical personnel and the growth of the business in general that G& A expenses will increase marginally over the remainder of the year.

G&A expenses for the nine months ended July 31, 2005 decreased by 21.4% to $1,103K compared to $1,403K for the same period of 2004. The decrease in expenses is primarily attributable to a reduction in the provision for doubtful accounts of $132K in the fist nine months of 2005 compared to an equivalent expense in the first nine months of 2004 of $209K.

As a percentage of revenue, G & A expenses increased to 9.3% from 8.8% for the three month periods ended July 31, 2005 and 2004, respectively. For the nine months ended July 31, 2005 and 2004, the percentages decreased to 8.4% compared to 16.1%. The reasons for these changes are explained above.

STOCK BASED COMPENSATION

The Company recorded $198K and $406K of stock-based compensation expense for the three and nine months ended July 31, 2005. There was no comparative expense for the same period of 2004. The expense relates to the amortization of the fair value of stock options granted to employees, directors and consultants. Expenses are amortized over the vesting period of three to five years. The increase in this expense over the prior quarter ended April 30, 2005 is due to additional options granted in the third quarter and a full quarter of amortization of the option value of options issued later in the second quarter.

DEPRECIATION & AMORTIZATION

Depreciation and amortization expenses decreased by 47.9% and 17.7% to $54K and $158K for the three and nine months ended July 31, 2005 compared to $103K and $191K for the same period of 2004. Although net book values have increased at July 31, 2005 versus July 31, 2004, additions in the second and third quarters of 2005 were significant, resulting in lower depreciation costs given the dates of the additions versus 2004.

As a percentage of revenue, depreciation and amortization expenses decreased to 1.2% and 1.2% for the three and nine months ended July 31, 2005 compared to 2.9% and 2.2% for the same period of 2004. It is expected that continued investment in computer hardware and software will be required as the Company continues to grow but that depreciation and amortization should remain constant as a percentage of revenue.

AMORTIZATION OF DEFERRED SOFTWARE DEVELOPMENT COSTS

Amortization of deferred software development costs for the three and nine months ended July 31, 2005 were $59K and $176K compared to $39K and $39K for the same periods of 2004. In fiscal 2003 and fiscal 2004 the Company deferred $531K and $175K, respectively, of software development costs relating to the development of the Company's Community Poker product. Management has estimated that the appropriate amortization period would be three years. The Company began amortizing these costs on a straight line basis in the third quarter of fiscal 2004.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets is related to amortization charges on the customer contracts and intellectual property acquired in the acquisition of Micropower. The expense for the three and nine month periods ended July 31, 2005 is $19K, with no comparative expense in 2004. The expense recorded at July 31, 2005 relates to the amortization of the acquired intangibles from the acquisition date to July 31, 2005. The value recorded for customer contracts is being amortized over three years once the contract is active (i.e. cash flows are being generated for Chartwell), which is the average life of the contracts acquired. The value recorded for intellectual property is being amortized over five years, which is management's best estimate of the time period that the acquired intellectual property will provide future value to Chartwell.

FOREIGN CURRENCY LOSS (GAIN)

The Company incurred a foreign currency loss of $338K and $303K for the three and nine months ended July 31, 2005 compared to a foreign currency loss of $105K for the three months ended July 31, 2004 and a foreign currency gain of $14K for the nine months ended July 31, 2004. The foreign currency losses experienced in Q3 2005 were due to the weakening of the Euro and the US dollar in comparison to the Canadian dollar, which resulted in losses in the value of the Company's foreign cash and receivables. The Company does not utilize hedges or forward contracts to mitigate foreign currency risk.

PROVISION FOR INCOME TAXES

Income taxes for the three and nine months ended July 31, 2005 were $452K and $1,848K compared to tax expense of $204K and $216K for the comparative periods of 2004, respectively. Tax expense in the current quarter reflects the non-deductibility of stock based compensation and increased income from operations for the nine month period compared to the prior year.

EBITDA

EBITDA (defined as net income less interest, plus taxes, depreciation and amortization), decreased by 23.2% to $1,180K from $1,536K for the three months ended July 31, 2005 and 2004 respectively. This decrease is mainly due to the difference in foreign exchange losses experienced in Q3 2005 versus Q3 2004 and the increase in stock based compensation expense. EBITDA increased by 72.0% to $5,019 from $2,936 for the nine months ended July 31, 2005 and 2004 respectively. Chartwell has shown strong growth in revenues and operating margins, which has positively impacted the EBITDA position of the Company for the nine months ended July 31, 2005.

NET INCOME

Net income decreased by 39.8% to $728K and increased by 23.0% to $3,149K for the three and nine months ended July 31, 2005 compared to $1,210Kand $2,560K in the same periods of 2004.

Diluted earnings per share were $0.04 and $0.16 for the three and nine months ended July 31, 2005 compared to $0.07 and $0.16 in the same period of 2004. The decrease in the diluted earnings per share in the current quarter reflects the impact of the additional shares issued in the private placement financing in December of 2004, the additional stock options granted in fiscal 2005 and increased in income tax expense

LIQUIDITY AND CAPITAL RESOURCES

Positive cash generation continued to add to a strong balance sheet. At July 31, 2005 the Company had no debt, $19,871K in cash and short term investments and working capital (defined as current assets less current liabilities) of $21,806K.

OPERATING ACTIVITIES

Operating cash flow for the three and nine months ended July 31, 2005 was ($82K) and $2,867K compared to $1,306K and $2,445K for the same periods of 2004. The decrease for the three month periods comparatively is mainly due to the decrease in net income due to significant foreign exchange losses and a build in the accounts receivable balance due to slower collections from certain customers. The increase for the nine month periods comparatively is due primarily to the Company's strong bottom line performance in the first three quarters (contributing positively to the cash position), offset by builds in accounts receivable and reductions in accounts payable (both of which are draws on the cash position).

FINANCING ACTIVITIES

Cash flows from financing activities were $341K and $11,161K for the three and nine months ended July 31, 2005. The Company's financing activities consisted primarily of the issuance of shares for cash resulting from the exercise of stock options and the issuance of shares from a private placement financing in December of 2004. In the three months ended July 31, 2005, the Company realized net proceeds of $340K from the exercise of approximately 234,000 stock options at an average price of $1.45. In the nine months ended July 31, 2005, the Company realized $922K from the exercise of approx. 633,000 stock options at an average price of $1.46 and net proceeds of $10,247K from the issuance of approx. 2,366,000 shares from treasury at a price of $4.65 per share. In the three and nine months ended July 31, 2004 the Company realized proceeds of $139K and $726K from the exercise of stock options. There were no other significant financing activities in 2004.

INVESTING ACTIVITIES

The Company's investing activities consisted mainly of the acquisition of Micropower on May 20, 2005 with other investments in the purchase of short term investments and the purchase of property and equipment which include computers and software for internal use and furniture and fixtures. Total cash from (used
in) investing activities was $737K and ($16,063K) for the three and nine months ended July 31, 2005 compared to ($290K) and ($2,328K) for the same period of 2004. Cash from investing activities for the three months ended July 31, 2005 was attributable to the business acquisition of Micropower, which was a cash outlay of ($1,680K) for the third quarter of 2005. In addition, the Company redeemed $2,879K of short-term investments, and purchased $461K of property and equipment. For the nine months ended July 31, 2005, cash used in investing activities was attributable to the business acquisition of Micropower Corporation for $2,593K, the purchase of $12,593K of short term investments and the purchase of $878 in property and equipment.

CRITICAL ACCOUNTING ESTIMATES

In the opinion of management, the only material accounting estimates in the financial statements contained herein, involve the recoverability of deferred software development costs, amortization periods for property and equipment, provision for doubtful accounts, deferred set-up fee expenses and stock based compensation. Actual results could differ from management's best estimates and underlying assumptions as additional information becomes available in the future.

RISKS AND UNCERTAINTIES

Chartwell  operates in a rapidly  changing  environment  that involves  numerous risks and uncertainties, many of which are beyond our control and which could have a material affect on our business, revenue, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

GOVERNMENT REGULATION

Our licensees are subject to applicable laws in the jurisdictions in which they operate. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have (or are in the process of considering) legislation to regulate online gaming. As companies and consumers involved in online gaming are located around the world, including our licensees and their players, there is uncertainty regarding the future legislative landscape for online gaming. There is a risk that proposed legislation supporting online gaming may not be passed or existing legislation supporting online gaming may be changed. Changes to the regulatory framework could have an adverse affect on the Company's revenue and financial condition.

COMPETITION

Some of the Company's competitors have significantly greater financial, technical, marketing and sales resources and they may be able to respond more quickly to changes in customer needs. In addition, these competitors may be able to devote a greater number of resources to the enhancement, promotion, and sale of their games and gaming systems. Our success is dependant on our ability to win our share of sales against these larger competitors. Failure to do so could result in an adverse material effect on the Company's revenue, results of operation and financial condition.

DEPENDENCE ON MARKET GROWTH

The online gaming market has experienced and is expected to continue to experience significant growth. There can be no assurance that the market for the Company's gaming solutions will continue to grow, that customers will continue to adopt the Company's solutions, or that the Company will be successful in selling into new and existing markets. If the markets in which the Company's products compete fail to grow, or grow more slowly that the Company currently anticipates, the Company's business, operating results and financial condition could be materially adversely affected.

RENEWAL OF SOFTWARE LICENSE AGREEMENTS

Substantially all of the Company's revenue is in the form of software license fees. Licensees pay an ongoing fee for the licensing and support of the Company's software under a software licensing agreement, which typically has a three to five year term. The license fee, or royalty, is calculated as a percentage of each licensee's level of activity. There is no assurance that the Company will be able to renew agreements with existing clients or that the Company will be able to renew agreements under similar financial and other terms. Failure to renew agreements or failure to renew agreements under similar financial and other terms could have a significant adverse effect on the Company's revenue, operating results and financial condition.

FAILURE TO MANAGE GROWTH SUCCESSFULLY

The company's business has grown rapidly in the last three years. The accelerated growth of the Company's revenue places a strain on managerial and financial resources. In addition, the Company's recent expansion has resulted in a substantial growth in the number of its employees, the scope of its infrastructure and the geographic area of its operation, resulting in increased responsibility for existing and new management personnel. The Company's ability to successfully manage this growth depends in large part upon our ability to:

     o    retain and attract qualified management;

     o attract and retain technical personnel to continue to develop reliable solutions that respond to evolving customer needs; and

     o    retain,  attract and train sales and marketing  personnel to create an
          expanding  presence  in  the  rapidly  growing   marketplace  for  the
          Company's products.

Chartwell's inability to achieve any of these objectives could harm the Company's business, financial condition and operating results.

DEPENDENCE ON KEY PERSONNEL

The success of the Company is largely dependant on the performance of its key management and technical personnel. Competition for highly skilled technical and management personnel is intense. Failure to retain key employees and to attract and retain additional key employees with the necessary skills could have an adverse material effect upon the Company's growth and profitability.

LENGTHY SALES CYCLE

The Company's sales cycle, beginning with an interested customer and culminating in entering into a commercial agreement with the customer, typically ranges from 6 to 12 months and may be longer. This lengthy sales cycle limits the Company's ability to forecast the timing of new sales in a specific quarter. Any extension in the length of the sales cycle could have a material adverse effect on revenues and financial condition.

RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS

The majority of the Company's revenue is realized in foreign currencies, while the majority of the Company's expenses are incurred in Canadian dollars.
Fluctuations in the exchange rate between the Canadian dollar and other currencies, particularly the Euro and the U.S. dollar, may have a material adverse affect on the Company's operating results and financial condition.

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